Rebekah Reed

Lilyanna Peyser

United States

Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

Washington, D.C.  20549

Re:BestGofer Inc.

Registration Statement on Form S-1

Filed February 1, 2024

File No. 333-276813

Ms. Reed and Peyser:

The following are the responses to your comment letter dated February 22, 2024:

Registration Statement on Form S-1 filed February 1, 2024

Selling Shareholders, page 18

1.Please disclose the nature of any position, office, or other material relationship that any of the selling shareholders has had with you or any of your predecessors or affiliates within the past three years. In this regard, we note that the registration statement does not provide any information on the background of the relationship between you and the selling shareholders, or how, when and in what manner they came to acquire the shares being registered for resale. Refer to Item 507 of Regulation S-K.

Current management has no relationship with the selling shareholders. The selling shareholders were all personal or business relationships with the Company’s previous officer and directors Gal Abotbol and Levi Yehuda but not affiliated therewith.

Exhibits and Financial Statement Schedules, page 23

2.We note that the registration statement includes two reports of independent registered accounting firms, but only one consent is filed as Exhibit 23.1. Please file as an additional exhibit the written consent of Michael Gillespie & Associates, PLLC, regarding its report dated January 10, 2023. Refer to Item 601(b)(23) of Regulation S-K.

Both consents included as exhibits.

General

3.We note that your common stock is not currently quoted or listed on any public trading market. Because an at-the-market resale offering pursuant to Rule 415 under the Securities Act is not available for shares for which there is no existing public trading market, please revise throughout to disclose a fixed price for the offering.

Revised to reflect a fixed price.

4.Please revise to disclose that the selling security holders are underwriters for purposes of the Securities Act of 1933, as amended, and the rules and regulations thereunder, and to fix the price of the offering. In this regard, it appears that the shares issued to the selling security holders were issued while you were a shell company and, therefore, that Rule 144 is not available to you. As such, each of the selling stockholders is considered an underwriter. See Schedule A, Item 16, of the Securities Act, Item 501(b)(3) of Regulation S-K, Rule 144 and SEC Release 33-8869. Please make appropriate revisions to the prospectus summary and plan of distribution and ensure consistency throughout the registration statement.

Underwriter disclosure added to selling shareholder list. The selling shareholders actually purchased under the company’s previously effective S-1.

/s/ Mohammad Hasan Hamed

Mohammad Hasan Hamed

President/CEO/CFO and Principal Accounting Officer

BestGofer Inc.